UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

1Q24 Results Cosan

1Q24 Results São Paulo, May 28, 2024 - COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the first quarter of 2024 (1Q24) in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS). Comparisons in this earnings release consider 1Q24 vs. 1Q23, except where stated otherwise. MESSAGE FROM MANAGEMENT The beginning of 2024 was marked by a deterioration in the global macroeconomic scenario, with worsening of perspectives for a reduction in long-term interest rates, volatility in the exchange rate and commodity prices and the intensification of geopolitical tensions. Reasons why Cosan and its portfolio of investees must be even more focused on executing their strategic plans, as reflected in the guidance announced for the year, while being disciplined at strengthening our capital structure. In that sense, our capital allocation efforts during the quarter where concentrated on three main priorities: liability management, assertive investments in growth projects at the businesses level, and portfolio management. Regarding liability management, we list the debt issuances at Cosan, destined to unwind in advance the collar financing structure linked to the investment in Vale. This already allowed us to earn more dividends paid by the mining company. While the later adjustment of our position and effectively reduced gross debt. Also, Rumo, Raízen and Compass accessed the domestic and international markets at attractive terms. On the second priority, we advanced on the first phase of Rumo's extension in Mato Grosso (LRV), the construction of the second generation ethanol (E2G) plants by Raízen and concluded the LNG Regas Terminal (TRSP) at Compass. Finally, on portfolio management, besides reducing our interest in Vale to 4.15%, we highlight Raízen's recent announcement of the sale of distributed generation projects in line with its capital recycling strategy. 1Q24 HIGHLIGHTSEBITDA under management1 Net Result Cosan Corporate2 -R$192 mln (-R$904 mln in 1Q23) R$7.1 bln (R$8.9 bln in 1Q23) LTIF3 Cosan Portfolio4 0.22 (0.19 in 2023) Dividends and IoC received Cosan Corporate R$ 911 mln (R$926 mln in 1Q23) Net Debt Cosan Corporate R$22.7 bln (R$22.9 bln in 4Q23) DSCR5 Cosan Corporate 1.1x LTM (1.0x in 2023) Notes: (1) EBITDA under management: 100% of adjusted EBITDA of the businesses of Cosan S.A. Raízen's results consider the crop year ended in March of subsequent year. For Vale, considers Cosan's interest through the equity pickup method. (2) Composition of Cosan Corporate, as detailed on page 19. (3) Lost Time Injury Frequency = Number of accidents/million hours worked. (4) Considering information of Rumo, Compass, Moove, Radar, Parent Company Cosan and Raízen. (5) Debt Service Coverage Ratio = Net dividends and interest on equity received LTM/ Interest paid LTM.

1Q24 ResultsExecutive Summary BRL mln 1Q24 1Q23 Change 4Q23 Change Cosan Corporate¹ Net income (Loss) (192) (904) -79% 2,362 n/a Net debt 25,297 24,241 4% 26,576 -5% Dividends and interest on capital received² 911 926 -2% 1,811 -50% LTM Interest Coverage Ratio 1.1x 1.3x -0.2x 1.0x +0.1x Managerial cash flow (1,118) (395) n/a 93 n/a Cosan Portfolio Adjusted EBITDA3,4 Rumo 1,689 1,181 43% 1,207 40% Compass 893 958 -7% 1,088 -18% Moove 329 276 19% 272 21% Radar 136 138 -1% 1,939 -93% Raízen 3,674 5,912 -38% 3,929 -6% Vale 426 403 6% 96 n/a Investments3,5 Rumo 967 928 4% 1,221 -21% Compass 531 527 1% 538 -1% Raízen 5,120 4,300 19% 3,028 69% Others6 37 53 -30% 77 -51% Notes: (1) Composition of Cosan Corporate, as detailed on page 19. (2) Considering the amount net of taxes and other shareholders received at Cosan Corporate. (3) Considers 100% of the individual results of the businesses, including Raízen S.A. (4) Adjusted EBITDA excludes non-recurring effects, detailed on page 24 of this report. (5) Investments accounted for on a cash basis and excluding M&A. (6) Considers investments of other segments Moove, Radar and Cosan Corporate. We ended the first quarter of 2024 with bottom line of -R$192 million at Cosan, R$712 million higher than 1Q23, supported by the contribution from the businesses through equity pickup and gains from unwinding a part of the collar structure linked to the investment in Vale. The balance of corporate gross debt was R$25.3 billion at the end of 1Q24, decreasing R$1.3 billion from 4Q23, with the lengthening of the duration and a reduction in the average implicit cost. These effects reflect the liability management process launched in 1Q24, which involved the issue of Senior Notes 2031 in January and the settlement of a sizable portion of the collar financing structure. The resulting efficiency gains also helped improve the interest coverage by 0.1x. In addition, a portion of the funds used for amortizations came from the Company's cash balance, which explains the managerial cash burn in 1Q24. The performance of the business portfolio was in line with the plan for the year. The increase in Rumo's results is explained by higher volumes and margins across all its operations. At Compass, EBITDA reflects the effect of the mix on distribution margins, with an increase in sales to industries (with lower margins) to the detriment of the residential segment due to higher temperatures in the quarter. Moove continues in its trajectory of sustainable growth, delivering 19% EBITDA growth. At Radar, the quarterly results were driven by recurring revenue from the lease of its agricultural properties, which remained stable in relation to last year. Lower ethanol prices affected Raízen’s quarter and were partially offset by greater profitability in Sugar and Mobility at the end of the crop year. And, for the first time, Vale contributed to the results of an entire quarter, consolidated via the equity pickup method. The increase in investments follows the Company's strategic plan, allocated to the maintenance of operations and to strategic portfolio growth projects, notably LRV at Rumo, TRSP at Compass and 2GE at Raízen.

1Q24 ResultsContents A. Cosan Corporate Result 5 A.1 Equity Pickup (MEP) 5 A.2 G&A and Other 6 A.3 Financial Result 6 A.4 Income Tax and Social Contribution 7 A.5 Net Income 7 B. Capital Structure and Cash Flow – Cosan Corporate 8 B.1 Debt 8 B.1.1 Leverage and Debt Service Coverage Ratio (DSCR) 9 B.2 Redemption value of preferred shares 10 B.3 Dividends 10 B.4 Statement of Cash Flow 11 C. Portfolio Performance 12 C.1 Rumo 12 C.2 Compass 13 C.3 Moove 13 C.4 Radar 14 C.5 Raízen 15 C.6 Investment in interest in Vale 16 D. Appendices 18 Appendix I - ESG Highlights 18 Appendix II - Segments Reported 19 Cosan Consolidated accounting result by segment 21 Appendix III - Financial Statements 22 Cosan Corporate 22 Cosan Consolidado S.A. 23 Appendix IV – Reconciliation of EBITDA Adjustments 24

1Q24 ResultsA. Cosan Corporate Result The result of Cosan Corporate comprises: (i) equity pickup from direct and indirect interests held in subsidiaries, associated companies and joint venture (see map on page 19); (ii) general and administrative expenses of Cosan's corporate structure and other operating income/expenses, composed mainly of expenses with contingencies; (iii) financial result that reflects the net cost of the Company's capital structure, among other factors; and (iv) taxes applicable to the transactions. A.1 Equity Pickup (MEP) BRL mln 1Q24 1Q23 Change 4Q23 Change Rumo 112 22 90 (0) 113 Cosan Dez (Compass)¹ 247 (714) 962 1,168 (921) Moove 126 (119) 246 146 (19) Radar² 30 28 2 544 (514) Subsidiaries (a) 516 (783) 1,299 1,857 (1,341) Raízen³ (46) 128 (174) 559 (605) Cosan Nove (Raízen)³ (357) 1,002 (1,359) (227) (131) Shared-control company (b) (403) 1,130 (1,533) 332 (735) Cosan Oito (Vale)4 426 - 426 96 330 Associated companies (c) 426 - 426 96 330 Equity pickup Cosan Corporate (a+b+c) 539 347 192 2,286 (1,747) Notes: (1) The subsidiary Cosan Dez, which holds 88% of Compass was created in the context of the investment in Vale and is included in the consolidated results of Corporate. The effect of the interest held by the preferred shareholder (Bradesco BBI S.A.) is shown under profit attributable to non-controlling shareholders; (2) Result composed of the interests held in Radar (50%), Tellus (20%) and Janus (20%); (3) The subsidiary Cosan Nove, which holds 39.1% of Raízen., was created for the investment in Vale, and is included in the consolidated results of Corporate. The effect of the interest held by the preferred shareholder (Itaú Unibanco S.A.) is shown under profit attributable to non-controlling shareholders; in addition, Cosan held a direct interest of 5% in Raízen; (4) In 4Q23, result is composed of the equity pickup of Vale referring to December. For more information, refer to item C.6 Investment in interest in Vale. Equity pickup of Cosan Corporate in 1Q24 was R$539 million, increasing R$192 million from 1Q23, explained mainly by the equity pickup from Vale, which has been accounted for since December 2023 and had a full-quarter effect in 1Q24, as well as the increase in net income from the subsidiaries Compass and Moove, whose 1Q23 results were adversely affected by the provision linked to the exclusion of ICMS tax benefits from the income tax and social contribution calculation base. These effects were partially offset by the reduction in equity pickup from Raízen due to the strong comparison basis in 1Q23 resulting from the recognition of tax credits. In relation to 4Q23, the variation is explained mainly by the positive effect in 4Q23 of the reversal of provisions related to the exclusion of the above-mentioned incentive at Compass and Moove.

1Q24 ResultsA. A.2 G&A and Other BRL mln 1Q24 1Q23 Change 4Q23 Change General & administrative expenses¹ (105) (95) (10) (131) 26 Other net operating income (expenses)¹ (14) 371 (386) 471 (485) Dividends and interest on capital Vale S.A. - 403 (403) 498 (498) Others (14) (31) 17 (28) 13 Depreciation and amortization 4 4 (0) 4 0 EBITDA ex equity pickup (115) 279 (394) 344 (460) Notes: (1) Starting from 4Q23, includes the results of pre-operational businesses and projects of other investments by Cosan and the intermediary holding companies Cosan Oito and Cosan Dez. The impacts are reflected in the quarter and year comparison periods. The general and administrative expenses of Cosan Corporate amounted to R$105 million in 1Q24, increasing R$10 million from 1Q23, explained by the expense with the long-term compensation plan in the quarter. Other operating expenses totaled R$14 million in 1Q24, as against operating revenue of R$371 million in 1Q23, when dividends and interest on equity received from Vale were recorded under this item. Excluding this effect, EBITDA ex-equity pickup in 1Q24 was in line with that of 1Q23. Compared to 4Q23, the decrease of EBITDA ex-equity in 1Q24 was caused by the lower concentration of long-term compensation expenses in the current quarter. A.3 Financial Result BRL mln 1Q24 1Q23 Change 4Q23 Change Cost of gross debt (1,110) (815) (295) (720) (390) Perpetual notes (85) 3 (88) 29 (115) Other debts (Cosan S.A. and Offshores) (839) (508) (331) (468) (370) Cosan Oito (MTM NDF and accrual of interest 4131) (186) (311) 124 (281) 95 Income from financial investments 63 51 12 75 (12) (=) Interest on net debt (1,047) (764) (283) (645) (402) Cosan Oito - other effects¹ 516 (612) 1,129 608 (92) Total Return Swap (TRS) (427) (205) (222) 185 (612) Other charges and monetary variation 1 (29) 30 (108) 109 Banking expenses, fees and other (8) (13) 5 (15) 7 (=) Other effetcts 83 (858) 941 670 (587) Net financial result (964) (1,622) 658 26 (990) Notes: (1) Includes the effects of MtM adjustment, reversal of derivatives and transfer to banks, as detailed in item C.6 Investment in interest in Vale. In 1Q24, the cost of gross debt was R$1.1 billion, R$295 million higher than in 1Q23. The increase is explained not only by the higher balance of gross debt in the current period, but also due to temporal mismatch of exchange rate in the rollovers of swaps designated as hedges, which negatively impact the mark-to-market position. Income from financial investments came to R$63 million (+24%), reflecting the higher cash balance in the quarter. The weighted average cost of Cosan Corporate debt at the end of 1Q24 (detailed in item C.1 Debt) was CDI + 1.54%¹, reflecting the management's efforts to optimize its capital structure, improving funding terms, and lengthening the duration to 6.3 years. The other effects on the financial result contributed positively by R$941 million in 1Q24, mainly due to the gain from the early unwinding of derivatives in the collar financing structure. Moreover, the comparison period was adversely impacted by the MtM adjustment of Vale's shares at the time (more details in item C.6 Investment in interest in Vale ). These effects were partially neutralized by the MtM adjustment of the Total Return Swap (TRS) of Cosan's shares, which represented an additional expense of R$222 million in the quarter, reflecting the 16% depreciation in the stock price. The balance of shares via TRS ended 1Q24 at 113.3 million CSAN3 shares, representing 6.05% of the total shares issued by the Company.

1Q24 ResultsA. As a result, net financial result in 1Q24 was an expense of R$964 million, improving R$658 million from 1Q23, largely due to the gain from the settlements of the collar financing structure. Compared to 4Q23, the sharp increase in expenses was due to the gain registered in 4Q23 from the appreciation of Vale and Cosan shares in that quarter. Notes: (1) Includes all debts detailed in item C.1 Debt, including the Perpetual Bonds, excluding the transfer to banks of the collar financing structure. A.4 Income Tax and Social Contribution BRL mln 1Q24 1Q23 Change 4Q23 Change Operating profit (loss) before taxes (544) (1,001) 456 2,652 (3,196) Income and social contribution taxes, nominal rate (%) 34.0% 34.0% 34.0% Theoretical expense with income and social contribution taxes 185 340 (155) (902) 1,087 Equity pickup 183 118 65 777 (594) Other (17) 126 (143) (104) 87 Effective expense with income and social contribution taxes 351 584 (233) (229) 580 Income and social contribution taxes, effective rate (%) 64.5% 58.4% 8.6% Expenses with income and social contribution taxes Current (7) 30 (38) (4) (3) Deferred 358 554 (196) (225) 583 A.5 Net Income BRL mln 1Q24 1Q23 Change 4Q23 Change Equity pickup 539 347 192 2,286 (1,747) G&A (105) (95) (10) (131) 26 Other net operating income (expenses) (14) 371 (386) 471 (485) Financial results (964) (1,622) 658 26 (990) Expenses with income and social contribution taxes 351 584 (233) (229) 580 Non-controlling shareholders 1 (488) 489 (61) 62 Net income (Loss) (192) (904) 712 2,362 (2,555) Net income of Cosan Corporate was negative R$192 million in 1Q24, an increase of R$712 million from 1Q23. The main effects that supported the improvement in the period came from: (i) equity pickup from Vale, which has been accounted for since December 2023, as well as the comparison base adversely affected by the provision linked to the exclusion of tax benefits; and (ii) the financial result, mainly driven by gains from the early unwinding of the collar financing structure. Compared to 4Q23, the negative variation was caused by two main effects registered in the previous quarter: (i) equity pickup, which benefited from the reversal of provisions related to the exclusion of the subsidy; and (ii) gain from MtM adjustment due to the appreciation of Cosan and Vale shares in the period.

1Q24 ResultsA. B. Capital Structure and Cash Flow – Cosan Corporate B.1 Debt BRL mln Company 1Q24 1Q23 Change 4Q23 Change 30/apr/24 Cosan Corporate Resolution 4131 Cosan Oito 1,915 9,309 (7,393) 5,836 (3,920) - Debentures1 Cosan S.A. 8,204 5,403 2,801 8,151 52 8,224 Credit notes Cosan S.A. 1,027 - 1,027 996 31 1,038 Bond (Senior Notes 2027) Offshores 2,014 3,415 (1,401) 2,016 (3) 2,069 Bond (Senior Notes 2029) Offshores 3,692 3,798 (106) 3,626 66 3,839 Bond (Senior Notes 2030) Offshores 2,775 - 2,775 2,639 136 2,890 Bond (Senior Notes 2031) Offshores 3,014 - 3,014 - 3,014 3,131 Perpetual bonds Offshores 2,530 2,572 (43) 2,451 78 2,636 MTM NDF Collar Financing Cosan Oito 391 (228) 619 936 (545) - MTM derivatives Cosan Oito (693) 755 (1,448) (635) (58) (270) MTM derivatives2 Cosan S.A. 430 (782) 1,212 560 (130) 287 Gross debt (ex-IFRS 16) 25,297 24,241 1,056 26,576 (1,279) 23,844 (-) Cash, cash equivalents and securities (2,584) (19,740) 17,155 (3,670) 1,086 (3,871) Cash and cash equivalents (1,626) (1,411) (216) (2,679) 1,053 (2,918) Securities (958) (18,329) 17,371 (990) 32 (954) Cosan Oito (251) (17,694) 17,443 (25) (226) (203) Other (707) (635) (72) (965) 259 (750) Net debt (a) 22,713 4,501 18,211 22,906 (194) 19,973 VALE3³ market value (b) 12,827 16,279 (3,452) 11,224 Managerial net debt (c = a - b) 9,886 6,627 3,258 8,749 Notes: (1) Net value of cost structures linked to issues in the international capital markets; (2) Excludes the effect of fixed rate to floating rate swap of the 4131-type loan, which was reclassified to Cosan Oito; (3) Market value of VALE3 shares at the end of the respective quarters. Gross debt of Cosan Corporate, including the remaining portion of the collar financing structure, was R$25.3 billion on March 31, 2024, R$1.3 billion lower than in 4Q23, reflecting the liability management actions during the quarter. In January 2024, the Company issued Senior Notes worth USD600 million, with maturity in June 2031, and partially unwound the collar financing structure (4131+derivatives), which, after the end of the quarter, in April 2024 - hence an event after the reporting period - was fully unwound, as shown in the right column of the table above and in the debt amortization schedule as on April 30, 2024 provided below. The increase in managerial net debt in 1Q24 vs. 4Q23 and 1Q23 is explained mainly by the depreciation of Vale shares during the period, affecting the Securities item. In addition, the lower cash balance than on December 31, 2023 reflects the amortizations during the period. The chart below shows the amortization schedule of the principal amount of the Company's debts at the end of 1Q24, whose duration was approximately 6.3 years. Notes: (1) Including only the principal amount of the debts, not considering interest and MtM adjustment. Perpetual bond is included in 2032+ bar.

1Q24 ResultsA. In April 2024, we moved forward with our debt management process and fully unwound the collar financing structure. Since this event occurred after the reporting period, we present below the debt amortization schedule at the end of April 2024, for a better analysis of Cosan's capital structure. Notes: (1) Including only the principal amount of the debts, not considering interest and MtM adjustment. Perpetual bond is included in 2032+ bar. B.1.1 Leverage and Debt Service Coverage Ratio (DSCR) BRL mln 1Q24 1Q23 Change 4Q23 Change Gross debt (a) 78,223 67,323 16% 77,777 1% Cosan Corporate 25,297 24,241 4% 26,576 -5% Business 52,926 43,083 23% 51,201 3% Cash, cash equivalents and marketable securities (b) (28,397) (36,804) -23% (22,132) 28% Cosan Corporate (2,584) (19,740) -87% (3,670) -30% Business (25,812) (17,065) 51% (18,463) 40% Net debt for leverage¹ (c = a - b) 49,827 30,519 63% 55,645 -10% EBITDA LTM2 (d) 23,726 20,187 18% 24,668 -4% Effect of lease liabilities (ex-IFRS16) (e) (2,144) (2,138) 0% (1,906) 13% EBITDA LTM (ex-IFRS16) (f = d + e) 21,582 18,049 20% 22,762 -5% Pro forma Leverage (g = c / f) 2.3x 1.7x n/a 2.4x n/a Managerial net debt³ (h) 37,000 40,062 -8% Managerial leverage (i = h / f) 1.7x 1.8x 0.1x Notes: (1) Pro forma net debt, i.e., includes 50% of Raízen’s results and excludes lease liabilities (IFRS16); (2) Pro forma EBITDA in the last 12 months (LTM), i.e., including 50% of Raízen without any non-recurring adjustments; (3) Managerial net debt considers the effect of the current market value of the Company's interest in Vale on the cash position. Leverage ratio was 2.3x in 1Q24 vs. 1.7x in 1Q23 and 2.4x in 4Q23. The year-on-year increase reflects the higher net debt of Cosan Corporate, mainly due to the reclassification of Vale shares, with this effect partially offset by higher EBITDA LTM in 1Q24 vs. 1Q23. Compared to 4Q23, the decrease of 0.1x in the leverage ratio reflects the higher cash position at Cosan's businesses. For comparison purposes, considering the effect of Vale shares on the cash position, managerial leverage ratio remained stable at 1.7x. Cosan Corporate - BRL mln 1Q24 1Q23 Change 4Q23 Change Net Dividends and Interest on Capital received LTM¹ (a) 2,670 3,395 (725) 2,685 (15) Interest paid LTM² (b) 2,481 2,557 (76) 2,666 (185) Interest Coverage (c = a / b) 1.1x 1.3x -0.2x 1.0x +0.1x Notes: (1) Reconciliation in the table of dividends, item B.3 Dividends. (2) Includes payment of interest, derivatives linked to debts and expenses with derivatives linked to bank. Starting from 4Q23, we report the Interest Coverage Ratio of Cosan Corporate. This is a metric that complements the vision of the portfolio manager’s debt, considering its receipts of dividends and interest on equity, as well as financial obligations.

1Q24 ResultsA.Interest Coverage reached 1.1x at the end of 1Q24, based on the last 12 months, increasing 0.1x from 4Q23. This improvement reflects the positive effects of the unwinding of collar financing during the period, which offset a part of the cash impact of interest payments, as well as lower dividends from Vale to the structure. Compared to 1Q23, the 0.2x decrease is explained by lower dividends and interest on capital received, mainly due to the time gap in the earnings received from Compass. Note that Compass announced dividend payments to Cosan on March 27, 2024, as disclosed by the Company. B.2 Redemption value of preferred shares To facilitate the analysis, we report in the table below the value of a potential redemption of the preferred shares held by Cosan Nove and Cosan Dez at the end of 1Q24, if such shares were redeemed. The calculation is based on the initial amount of R$8.1 billion in December 2022, adjusted by a weighted average of the CDI + 1.25%, less the dividends received by non-controlling preferred shareholders (for more information, refer to Note 5.12 – Financial risk management (Options) of 1Q24 Interim Financial Statements). BRL mln Initial financial rescue value of preferred shares Update Dividends paid Updated financial rescue value Cosan Nove 4,115 649 (449) 4,315 Cosan Dez 4,000 694 (373) 4,321 Total 8,115 1,343 (822) 8,636 B.3 Dividends The table below shows a reconciliation of the dividends and interest on capital, on a cash basis, received by Cosan Corporate, detailed by subsidiary, as well as the dividends paid by Cosan to its shareholders. BRL mln 1Q24 1Q23 Change 1Q24 LTM 1Q23 LTM Change Dividends and interest on equity received (a)¹ 911 926 -2% 3,492 3,432 2% Raízen 294 406 -28% 794 1,063 -25% Cosan Dez (Compass) - 37 n/a 880 1,464 -40% Cosan Oito (Vale) 577 457 26% 1,425 457 n/a Rumo - - n/a 37 11 n/a Moove - - n/a 172 172 0% Radar 40 26 52% 183 265 -31% Dividends and interest on equity paid - 0 n/a (1,620) (799) n/a Cosan S.A. shareholders - - n/a (798) (799) 0% Preferential shareholders (b) - 0 n/a (822) - n/a Net dividends received (c) = (a) - (b) 911 926 -2% 2,670 3,432 -22% Notes: (1) Includes the effects of capital reduction. Contributions in the period came from Vale, Raízen and Radar. Dividends received from Vale through Cosan Oito are not net of the transfer to banks of the portion of dividends related to the shares that were still linked to the collar financing agreement, which this quarter totaled R$30 million. Starting from the next quarter, dividends of Cosan Oito will be fully captured by Cosan S.A. due to the full unwind of collar financing in April.

1Q24 ResultsA.B.4 Statement of Cash Flow BRL mln 1Q24 1Q23 Change 4Q23 Change Sources 3,847 948 2,899 4,748 (901) Dividends and interest on equity received¹ 911 926 (16) 1,811 (900) Portfolio management: divestments - - - 700 (700) Debt management: funding 2,936 - 2,936 2,237 699 Capital payment - 22 (22) (0) 0 Uses (4,843) (1,220) (3,623) (4,570) (273) Debt management: principal repayment (3,767) - (3,767) (2,658) (1,109) Interest and other financial expenses (1,092) (1,099) 7 (700) (393) Expenses (G&A, other expenses and taxes) 17 (114) 130 62 (46) Portfolio management: acquisitions & repurchases 0 - 0 (568) 568 Portfolio management: capex (1) (7) 6 (8) 7 Preferential distribution - 0 (0) (699) 699 Excess/Cash consumption (996) (272) (724) 178 (1,174) Other cash effects2 (122) (123) 1 (84) (38) Cash generation/consumption (1,118) (395) (724) 93 (1,212) Initial cash and equivalents 3,670 22,023 (18,353) 18,444 (14,774) Securities - Cosan Oito 25 19,586 (19,561) 14,907 (14,882) Others 3,645 2,437 1,208 3,537 108 Cash generation/consumption (1,118) (395) (724) 93 (1,212) Update of investment value in specific entities and other non-cash effects - (1,893) 1,893 (14,942) 14,942 Exchange variation on cash and cash equivalents 33 4 28 75 (42) Final cash and equivalents 2,584 19,740 (17,155) 3,670 (1,086) Securities - Cosan Oito 251 17,694 (17,443) 25 226 Others 2,333 2,045 288 3,645 (1,312) Notes: (1) Includes effect of capital reduction; (2) Composed mainly of exchange variation on offshore cash. The main sources of cash in the quarter were: (i) dividends and interest on capital received from Vale, Raízen and Radar, which totaled R$876 million, net of the transfer of R$30 million to the lending banks of the collar financing; and (ii) the issue of Senior Notes 2031 worth approximately R$2.9 billion. Cash was mainly used in 1Q24 to repay R$3.8 billion of Cosan Oito's 4131 debt for the early unwinding of a large part of the collar structure. As explained in the Earnings Release of 4Q23 and 2023, Cosan’s interest in Vale, previously accounted for as securities, was reclassified as investment and, therefore, is no longer part of the Company's cash. Cosan Corporate ended the quarter with cash balance of R$2.6 billion.

1Q24 ResultsA.C. Portfolio Performance We present below Cosan's EBITDA under management, which comprises: (i) 100% of the results of subsidiaries and the joint venture Rumo, Compass, Moove, Radar and Raízen, adjusted by non-recurring effects, when applicable; and (ii) EBITDA related to the investment in shareholding interest in the associated company Vale. BRL mln 1Q24 1Q23 Change 4Q23 Change EBITDA under management¹ 7,147 8,464 -16% 8,533 -16% Rumo 1,689 1,181 43% 1,207 40% Compass 893 958 -7% 1,088 -18% Moove 329 276 19% 272 21% Radar 136 138 -1% 1,939 -93% Raízen (100%) 3,674 5,912 -38% 3,929 -6% Vale 426 403 6% 96 n/a Notes: (1) EBITDA adjusted by non-recurring effects detailed on page 24 of this report, when applicable. C.1 Rumo Indicators 1Q24 1Q23 Change 4Q23 Change Transported volume (mln RTK) 17,393 16,129 8% 19,585 -11% North operation 13,298 12,566 6% 15,497 -14% South operation 3,127 2,735 14% 3,061 2% Container 968 828 17% 1,027 -6% Yield (R$/000 RTK) 166 138 20% 122 37% Adjusted EBITDA¹ (BRL mln) 1,689 1,181 43% 1,207 40% Investments² (BRL mln) 967 928 4% 1,221 -21% Notes: (1) EBITDA adjusted by non-recurring effects detailed on page 24 of this report, when applicable; (2) Investments reported on a cash basis; includes contracts with clients (IFRS 15) and excludes M&A. Rumo ended 1Q24 with transported volume of 17.4 billion RTK, an increase of 8% from 4Q23, which was adversely affected by traffic and security conditions in the Baixada Santista region in São Paulo. EBITDA came to R$1.7 billion (+43%) in the quarter, driven by higher volumes and margins in all operations. Consolidated average tariff increased 20% year on year, despite a scenario of declining fuel prices. Rumo's market share of grain exports through the Port of Santos increased 1.5 p.p. in 1Q24 vs. 1Q23. Export volumes remained stable year on year, despite the crop shortfall in Brazil's Midwest region, which mainly affected volumes exported through other logistics modes. Investments totaled R$967 million in 1Q24 (+4%), consisting of recurring Capex for operational maintenance – higher than in 1Q23 and according to plan –, and expansion, including the Extension Project in Mato Grosso (“LRV”) – lower in relation to 1Q23 –, mainly reflecting the lower concentration of investments in the Central Network (“Malha Central”) after the conclusion of Stretch 3. In the first phase of LRV, Rumo registered an increase in the contracting and mobilization of builders, as well as progress in the infrastructure of railways and special engineering works.

1Q24 ResultsA.C.2 Compass Indicators 1Q24 1Q23 Change 4Q23 Change Volume of natural gas distributed (000' cbm) 1,186 1,186 0% 1,216 -2% Comgás 1,008 999 1% 1,026 -2% Other gas distributors 178 187 -4% 190 -6% Adjusted EBITDA¹ (BRL mln) 893 958 -7% 1,088 -18% Gas distributors 881 1,002 -12% 945 -7% Marketing & Services 48 (7) n/a 234 -80% Corporate + eliminations (35) (37) -5% (91) -61% Investments² (BRL mln) 531 527 1% 538 -1% Notes:(1) Excludes non-recurring effects, as detailed on page 24 of this report, when applicable. (2) Investments reported on a cash basis; includes contracts with clients (IFRS 15) and excludes M&A. The guidance disclosed by Compass includes investments on an accrual basis. Volume of natural gas sold by Compass' distributors was stable in 1Q24. The quarter's highlights were the growth of volume sold to clients in the commercial segment and the recovery - albeit modest - of demand in the industrial segment, mainly due to the resumption of operations at ceramic industries. On the other hand, volume in the residential segment decreased due to the decline in unit consumption on account of higher temperatures, offsetting the effect of new connections in recent months. In comparison with 4Q23, the decline in total distributed volume is largely due to the seasonality between the periods. EBITDA totaled R$893 million in 1Q24 (-7%), reflecting the effect of the mix on distribution, with a higher concentration of sales in the industrial segment, which has structurally lower margins. This effect was partially offset by the positive contribution from Edge. Compared to 4Q23, the 18% decrease is explained by lower total volume, the effect of the mix and lower result from the sale of LNG shipments due to different market scenarios. Investments totaled R$531 million in the quarter, stable in relation to 1Q23 and in line with the plan. Capex was allocated to network expansion and maintenance work in the natural gas distribution segment, and to the construction of the São Paulo LNG Regas Terminal (TRSP), which was concluded in 1Q24. C.3 Moove Indicators 1Q24 1Q23 Change 4Q23 Change Volume - lubricant sales¹ (000' cbm) 159 159 0% 164 -3% EBITDA (BRL mln) 329 276 19% 272 21% Investments (BRL mln) 34 34 1% 60 -42% Notes: (1) Includes the sales volume of lubricants and base oils. In 1Q24, Moove delivered EBITDA of R$329 million (+19%), following its trajectory of sustainable growth. In a period of stable volumes, the improved results were driven by the efficient implementation of the replicable management model ("Moove Performance System"), notably revenue management and execution of Moove's commercial strategy, which translated into a better sales mix in key markets.

1Q24 ResultsA.C.4 Radar Income statement for the period - BRL mln 1Q24 1Q23 Change 4Q23 Change Net revenue 137 137 0% 271 -50% Cost of goods and services sold - - n/a (110) n/a Gross profit 137 137 0% 161 -15% Selling, general & administrative expenses (18) (18) 2% (23) -19% Other net operating income (expenses) (2) (2) 6% 1,797 n/a Financial results 9 6 38% 8 5% Equity pickup 20 21 -5% 3 n/a Expenses with income and social contribution taxes (18) (18) 3% (76) -76% Net income 126 126 0% 1,872 -93% Depreciation and amortization 0 0 -1% 0 % Financial results (9) (6) 38% (8) 5% Expenses with income and social contribution taxes 18 18 3% 76 -76% EBITDA 136 138 -1% 1,939 -93% Radar's EBITDA in 1Q24 consisted of recurring revenue from the lease of agricultural properties in its portfolio, which remained stable in relation to 1Q23. Compared to 4Q23, the difference is basically due to the R$1.8 billion gain from the updated value of land booked in the comparison period, an effect that is usually concentrated in the final quarter of the year. The value of land in the portfolio as per the analysis of reports, market data and sales quotations for potential transactions, remained at R$16.3 billion on March 31, 2024, of which R$5.0 billion refer to Cosan’s interest.

1Q24 ResultsA.C.5 Raízen Indicators 1Q24 1Q23 Change 4Q23 Change 2023/24 2022/23 Change Crushed cane (mln ton) 1 0 n/a 19 -94% 84 74 15% Agricultural yield (TRS/ha) 8 9 -5% 10 -18% 12 10 21% Ethanol sales volume (000' cbm) 1,675 1,605 4% 1.416 18% 5.568 6.176 -10% Raízen ethanol average price¹ (BRL/cbm) 2,388 3,481 -31% 2.599 -8% 2.734 3.648 -25% Bioenergy sales volume (000' MWh) 7,645 5,245 46% 9.476 -19% 29.609 21.582 37% Sugar sales volume (000' ton) 2,918 2,333 25% 2.655 10% 10.759 11.338 -5% Sugar average price (BRL/ton) 2,429 2,356 3% 2.720 -11% 2.550 2.065 23% Fuel sales volume (000' cbm)² 8,366 8,527 -2% 9.018 -7% 35.135 34.972 0% Notes: (1) Raízen’s average ethanol price is composed of the price of own ethanol and margins from reselling and trading operations. (2) Total volume for the Mobility segment (Brazil, Argentina and Paraguay). Brazil volume is reported using the Sindicom methodology. BRL mln 1Q24 1Q23 Change 4Q23 Change 2023/24 2022/23 Change Adjusted EBITDA¹ 3,674 5,912 -38% 3,929 -6% 14,596 15,271 -4% Renewables 105 731 -86% 317 -67% 1,803 4,809 -63% Sugar 2,006 627 n/a 1,412 42% 5,439 2,597 n/a Mobility 2,025 4,307 -53% 2,428 -17% 7,227 7,764 -7% Corporation, elimination and other (462) 247 n/a (228) n/a 127 101 26% Investments² 5,120 4,300 19% 3.028 69% 12,665 11,316 12% Notes: (1) Excludes non-recurring effects, as detailed on page 24 of this report, when applicable. (2) Investments reported on a cash basis; includes contracts with clients (IFRS 15) and excludes M&A. Raízen ended the 2023-24 crop year with adjusted EBITDA of R$3.7 billion (-38%) in the quarter and R$14.6 billion in the year, reflecting the scenario of lower ethanol prices in the year and the recognition of tax credits in the comparison periods, partially offset by higher sugar sales at better prices and by Mobility margins at healthy levels. Renewables: In the quarter, adjusted EBITDA was R$105 million (-85%), reflecting the pressure on ethanol prices in the domestic market. Sales volume in the quarter was in line with the plan for the crop year, of building inventories for future sales. In the crop year, adjusted EBITDA was R$1.8 billion (-63%), due to the decrease in ethanol sales volume at lower prices. Sugar: Adjusted EBITDA totaled R$2.0 billion (+3x) in the period, thanks to the growth in sugar sales at higher prices, and R$5.4 billion (+2x) in the crop year, reflecting higher sugar prices, which were neutralized by the slower pace of trading, following the shipment strategy defined for the crop year to maximize profitability. Mobility: Adjusted EBITDA amounted to R$2 billion (-53%) in the quarter and R$7.2 billion (-7%) in the crop year. In Brazil, the segment's performance reflected the maintenance of operational productivity, the focus on expanding the client and reseller base and the optimum supply management and pricing strategy. Note that both the quarter and year were affected by the recognition of PIS and COFINS tax credits. In LatAm operations, the result was affected by better operational performance, with higher volumes and better retail prices, as well as the expansion of the Shell network. Investments totaled R$5.1 billion in 1Q24 and R$12.7 billion in the year, with the plan being executed in a disciplined and focused manner. Raízen has already concluded 2/3 of its journey of recovering agricultural productivity, and the optimization of its planting area combined with efficiency gains in the processes enabled it to reduce recurring investments in the year. In addition, due to the shorter off-season period this year, maintenance expenditure was lower year on year.

1Q24 ResultsA.C.6 Investment in interest in Vale On November 30, 2023, Cosan gained significant influence in Vale S.A., and since then has classified it as an investment in associated company, booked via the equity pickup method. Since late 4Q23 and until the publication of this report, Cosan has adjusted its interest in Vale by selling 33.5 million Vale shares while also fully unwinding the collar financing structure (derivative and debt), per the Material Fact notice issued on April 19, 2024. With the new position, Cosan now holds direct stake of 4.15% in Vale. Furthermore, in May, the first tranche of the call spread due in November 2024 was unwound, remaining a call spread position of 1.43% in Vale's voting capital. For more details, refer to Note 25 to the Financial Statements for 1Q24. Vale Stake¹ 1Q23 1Q24 may/24 Direct stake 70,366,700 shares 1.57% 177,341,700 shares 4.14% 177,342,515 shares 4.15% Collar stake 150,000,000 shares 3.35% 33,525,000 shares 0.78% - - Total 220,366,700 shares 4.92% 210,866,700 shares 4.92% 177,342,515 shares 4.15% Call Spread 1.60% 1.68% 1.43% Notes: (1) Interest considering Vale's voting capital, i.e., excluding treasury shares as per the latest information disclosed by Vale S.A.. Below are the effects of the investment in the interest in Vale on Cosan's result. BRL mln 1Q24 1Q23 Change 4Q23 Change VALE3 quotation (BRL)1 60,8 80.3 -24% 73.9 -18% Other net operating income (expenses) - 403 n/a 497 n/a Equity pick-up 426 - n/a 96 n/a Total EBITDA adjustments (a) 426 403 6% 592 -28% Financial investment update on listed entities - (1,805) n/a 1,382 n/a Direct participation¹ - (552) n/a 3,146 n/a Collar participation¹ - (1,253) n/a (1,765) n/a Derivatives MtM 53 1,408 -96% (676) n/a Collar participation¹ 367 1,478 -75% (772) n/a Call spread (313) (70) n/a 96 n/a Interest of bank debt2 (185) (311) -40% (292) -37% Derivative expense banks (30) (215) -86% (175) -83% Derivative undoing result 492 - n/a 88 n/a Net financial result (b) 330 (923) n/a 327 1% Income tax and social contribution (c) (111) 314 n/a (163) -32% Total Net income (Loss) adjustments (a+b+c) 645 (206) n/a 757 -15% Notes: (1) VALE3 share price in 4Q23 is of November 30, 2023, given that, as from December 1, 2023, the investment was accounted for through the equity pickup method, as explained in this section. (2) Includes the swap of fixed rate to floating rate of 4131 loans and other expenses. • Other operating income: Receipt of dividends and interest on equity from Vale by Cosan until November 2023. • Equity Income: Booking of the portion proportional to Cosan's interest in the associated company, in addition to the effects of amortization of assets derived from the allocation of price paid as from December 2023. • Financial Result: • Update of financial investment in listed entities: MtM adjustment of shares via direct interest and collared interest, as shown in the table, until November 2023; • MtM derivatives: Fair value adjustment of derivatives associated with collared interest and call spread; • Interest on debt: Interest on 4131 loans (collar financing), including NDFs and related swaps; • Derivative expenses - banks: Transfer to the banks participating in the transaction of a fraction of the dividends received from Vale related to the collared interest; • Result of the unwinding of derivatives of the collar financing structure. • Income Tax: Impact of the changes in the result listed above, except dividends.

1Q24 ResultsA.EBITDA from the interest in Vale was positively impacted by equity pickup from the company, which stood at R$426 million in 1Q24, due to the accounting changes made since December 2023. Even if there was no equity pickup in 1Q23, a similar amount was recorded as dividends and interest on equity received from Vale that quarter. In 1Q24, the financial result from the investment reflects the reclassification of the asset and the adjustments to the collar financing structure between January and March 2024 – basically the conversion of around 66 million shares of the collared interest into direct interest, and the respective amortization of debt and unwinding of the associated derivatives. As such, the financial result reflected the following positive effects: (i) gain from MtM adjustment of derivatives linked to the remaining collared interest of R$367 million; (ii) lower accrual of interest and transfer of dividends to the lending banks of the collar, due to the lower 4131 loan balance (positive delta of R$311 million); and (iii) cash gain from the unwinding of derivatives (R$492 million). On the other hand, the MtM adjustment from call spreads was a loss of R$313 million, due to the depreciation of shares in the market and the approaching maturity of the first tranche. Thus, net contribution from Vale to Cosan's results was positive, reversing the losses registered in 1Q23. Compared to 4Q23, the reduction of 15% in the contribution is explained by higher EBITDA in the previous quarter, given that dividends and interest on capital booked combined with the equity pickup in December surpassed Vale's net income proportional to Cosan's interest.

1Q24 ResultsAD. Appendices Appendix I - ESG Highlights The main events announced as of the reporting date of this earnings release follow. Publication of Cosan Sustainability Report On May 10, 2024, Cosan disclosed its Sustainability Report for the first time in compliance with CVM Resolution 14 on Integrated Reports, as well as GRI Standard 2021, the indicators of the Sustainability Accounting Standards Board (SASB) and the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). The report presents socio-environmental, climate, economic and governance results, ensuring transparency of ESG impacts and opportunities and aligned with material themes: Corporate governance and transparency; Climate change; Diversity, equity and inclusion; Positive social impact; and Safety of people. For more information, access the video with highlights and the full version of the Sustainability Report https://www.cosan.com.br/en/esg/reports-esg/. Publication of the Climate Change Report Together with our subsidiaries Rumo, Compass, Moove and Raízen, we carried out a study on transition and physical risks, as well as opportunities on the agenda, following the recommendations of the Task force on Climate-related Financial Disclosures (TCFD), which were published in our Climate Change Report. See more details at https://www.cosan.com.br/en/esg/reports-esg/. Diversity, Equity and Inclusion Cosan's signature on the commitments: Business Initiative for Racial Equality - Movement formed by companies and institutions committed to promoting racial diversity and inclusion, in order to overcome racism in the corporate environment and throughout its value chain - and the Companies and LGBTI+ Rights, - Business movement that brings together large companies around 10 Commitments to the promotion of LGBTI+ human rights aligned with the 2030 vision of the UN Global Compact. Recognitions Cosan is in the ranking of the Top of Mind Index (TOM) 2024 study, a recognition of the preferred companies to work for by professionals up to 35 years old in Brazil. Furthermore, it reached 79th place in the general ranking of the 100 best companies with corporate reputation by Merco Empresas 2023. The Company advanced 18 positions compared to the previous year and occupied 4th place in the ranking in the Conglomerate category.

1Q24 ResultsAAppendix II - Segments Reported The business units comprising Cosan's portfolio and a brief description of their market segments follow. Each quarter, we strive to provide information organized in a way that enables a deep and detailed analysis of results and funds on an accrual and cash basis at Cosan Corporate, as well as Cosan's perspective as the manager of a portfolio of assets. Therefore, we will continue to present information of the operational subsidiaries (subsidiaries and joint venture) as usual, as well as the consolidated results. Cosan Corporate: represents the reconciliation of Cosan’s corporate structure, which comprises: (i) senior management and corporate teams, which incur general and administrative expenses and other expenses (operating income), including pre-operational investments; (ii) equity pickup of investees, including the interest held in Vale S.A.¹ since December 2023; and (iii) the financial result attributed to cash and debts of the parent company, intermediary holding companies (Cosan Oito², Cosan Nove and Cosan Dez²) and offshore financial companies, among other expenses. The consolidated map of Cosan Corporate is shown below. Notes: (1) In the context of the acquisition of interest in Vale, on November 30, 2023, the Company obtained sufficient evidence of its capacity to exert significant influence on Vale’s policies and operations. Hence, from that date, Cosan has treated Vale as an associated company with significant influence, recording the investment as equity pickup, as explained in Note 1.1. Operational Context of the 1Q24 Financial Statements. On April 19, the interest was reduced to 4.15%, per the Material Fact notice disclosed on that date. (2) Note that, for better comparability of its results, the Company reassessed its structure of segments and, since 4Q23, Cosan Oito and Cosan Dez are incorporated in the Cosan Corporate segment. In previous quarters, the results of Cosan Dez were presented as part of the Compass segment in the consolidated results of Cosan S.A.

1Q24 ResultsABusiness Portfolio: Rumo: Brazil’s largest independent rail logistics operator, connecting the country’s main agricultural commodity producing regions to the country’s main ports. It also operates in port loading and goods storage at terminals. Through Brado, Rumo also offers container operations serving both the domestic and international markets. Rumo has been listed under the ticker "RAIL3" since 2015 on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3) with the highest corporate governance standards. Its Financial Statements and Earnings Release are available at ri.rumolog.com. Compass: Based on all the experience amassed in the management of Comgás, Compass was created in 2020 with the purpose of creating options for an increasingly less regulated natural gas market. It offers client-centered services and solutions to expand access to natural gas safely, efficiently and competitively, which contributes to energy safety, economic development and expansion of Brazil’s infrastructure. In the natural gas distribution segment, Compass has Comgás, Brazil’s largest piped gas distributor, and Commit, which holds interest in 11 concessionaires in different Brazilian states, including Sulgás and Gasbrasiliano. Compass’ portfolio also includes projects in the Natural Gas and Energy sectors, such as the São Paulo LNG Regasification Terminal (TRSP). Its Financial Statements and Earnings Release are available at compassbr.com. Moove: Moove produces and distributes products under the Mobil and Comma brands, with operations in Brazil and other countries in South America (Argentina, Bolivia, Uruguay and Paraguay), as well as in the United States and Europe (United Kingdom, Spain, Portugal and France). It markets lubricants and other products for applications in the automotive and industrial segments, and also is an importer and distributor of base oils in the Brazilian market. Radar: The Land segment was renamed Radar (more information on page 16) and now includes the portfolio manager, represented by the JV with Nuveen, formed in March 2024. A reference in agricultural land management, Radar invests in a diversified portfolio with high appreciation potential, holding interest in the companies Radar, Tellus and Janus. Its land portfolio encompasses around 320,000 hectares strategically located in eight Brazilian states. Its Financial Statements are available at https://www.cosan.com.br/relacoes-com-investidores/informacoes-financeiras/outras-informacoes-financeiras/ Raízen: A joint venture created by Cosan and Shell in 2011. With an integrated and unique ecosystem, Raízen operates from the production and processing of sugarcane to the production and marketing of sugar and renewable energy, also including the distribution of fuels and operations in the convenience and proximity store segment. Since August 2021, Raízen’s shares are listed on the São Paulo Stock Exchange (B3) under the ticker "RAIZ4". The Renewables business comprises the production, sourcing, marketing and trading of ethanol; production and marketing of bioenergy; resale and trading of electricity; and production and marketing of other renewable products (solar power and biogas). Meanwhile, the Sugar business involves the production, sourcing, marketing and trading of sugar. The Mobility segment encompasses the distribution of fuel and lubricants and the convenience and proximity store operations in Brazil, Argentina and Paraguay, under the Shell brand. In Brazil, we operate in the proximity segment under the brands Shell Select and OXXO, in partnership with FEMSA Comércio, through the JV Nós Group. In Argentina, the segment also includes oil refining. Its Interim Financial Statements and Earnings Release are available at ri.raizen.com.br. Vale: Brazilian company that operates in 20 countries in the mining, logistics (rail, ports, terminals and infrastructure), energy and steel segments. The result of the investment in Vale is consolidated under the Corporate segment, as mentioned on page 21, and described in this section as part of the portfolio.

1Q24 ResultsACosan Consolidated accounting result by segment The following table shows the 1Q24 results by business unit, as detailed above, and on a consolidated basis. All information reflects the consolidation of 100% of the results of subsidiaries, regardless of Cosan’s interest, since the Company holds a controlling interest in these companies, except Raízen (IFRS 10 – for more information, see Note 9.1 to the 1Q24 Financial Statements). Note that Cosan Corporate is a reconciliation between the Parent Company (Cosan S.A.) and other subsidiaries, as detailed on page 19. The following tables reflect the complete information provided in the Financial Statements of the Company. For the purposes of EBITDA reconciliation and consolidation, in the column “Cosan Consolidated Accounting,” “Eliminations” reflect the eliminations of operations among all businesses controlled by Cosan. Results by Business Unit Cosan Corporate Rumo Compass Moove Radar Raízen Deconsolidation Raízen Eliminations Cosan Consolidated 1Q24 Net revenue 0 3,146 4,135 2,440 137 53,657 (53,657) (15) 9,842 Cost of goods and services sold (0) (1,826) (3,359) (1,759) - (49,921) 49,921 15 (6,928) Gross profit (0) 1,320 776 681 137 3,736 (3,736) (0) 2,914 Gross Margin (%) n/a 42% 19% 28% n/a 7% -7% 0% 30% Selling expenses - (12) (43) (306) - (1,580) 1,580 - (361) General and administrative expenses (105) (152) (174) (134) (18) (930) 930 - (583) Other operating income (expenses) (14) (57) 55 19 (2) (45) 45 0 1 Equity pick-up 539 6 29 0 20 (66) 66 (536) 58 Depreciation and amortization 4 583 250 70 0 2,766 (2,766) - 907 EBITDA 424 1,689 893 329 136 3,880 (3,880) (536) 2,934 EBITDA Margin (%) n/a 54% 22% 13% 100% 7% -7% n/a 30% Adjusted EBITDA 424 1,689 893 329 136 3,674 (3,674) (536) 2,934 Adjusted EBITDA Margin (%) n/a 54% 22% 13% 100% 7% -7% n/a 30% Financial result (964) (621) (204) 1 9 (1,715) 1,715 - (1,779) Income and social contribution taxes 351 (116) (121) (80) (18) (307) 307 (0) 16 Non-controlling interest 1 (256) (71) (54) (76) 1 (1) 0 (456) Net income (Loss) (192) 112 247 126 50 (906) 906 (536) (192)

1Q24 ResultsAAppendix III - Financial Statements Cosan Corporate Income statement for the period - BRL mln 1Q24 1Q23 Change 4Q23 Change Net revenue 0 2 -100% 1 -99% Cost of goods and services sold (0) (4) -99% - n/a Gross profit (0) (2) -98% 1 n/a Selling, general & administrative expenses (105) (95) 11% (131) -20% Other net operating income (expenses) (14) 371 n/a 471 n/a Equity pick-up 539 347 55% 2,286 -76% Financial results (964) (1,622) -41% 26 n/a Expenses with income and social contribution taxes 351 584 -40% (229) n/a Non-controlling interest 1 (488) n/a (61) n/a Discontinued operation - (0) n/a - n/a Net income (Loss) (192) (904) -79% 2,362 n/a Balance sheet - BRL mln 1Q24 4Q23 Cash and cash equivalents 1,626 2,679 Marketable securities 858 894 Other current assets 3,716 3,305 Current assets 6,200 6,879 Investments 43,432 44,487 Derivative financial instruments - LT 762 658 Property, plant and equipment 51 53 Intangible assets 8 7 Other non-current assets 4,301 3,950 Non-current assets 48,553 49,154 Total assets 54,753 56,033 Loans and borrowings - ST 1,013 935 Financial instruments and derivatives - ST 551 365 Trade accounts payable 2 3 Dividends payable 280 280 Payroll 19 62 M&A - ST 574 571 Other current liabilities 390 398 Current liabilities 2,829 2,613 Loans and borrowings - LT 24,156 24,780 Financial instruments and derivatives - LT 694 1,217 M&A - LT 484 472 Other non-current liabilities 1,831 1,917 Non-current liabilities 27,165 28,386 Total liabilities 29,994 30,999 Shareholders' equity 24,759 25,034 Total liabilities and shareholders' equity 54,753 56,033 Cash flow statement - BRL mln 1Q24 1Q23 Change 4Q23 Change EBITDA 424 626 -32% 2,630 -84% Noncash impacts on EBITDA (500) (690) -28% (2,669) -81% Changes in assets and liabilities (2) (206) -99% (49) -96% Operating financial result 63 41 54% 68 -7% Operating cash flow (a) (15) (229) -94% (19) -23% CAPEX (1) (7) -84% (8) -86% Dividends received 906 926 -2% 1,795 -50% Other¹ 8 (6) n/a (16,126) n/a Cash flow after investments (b) 913 913 -% (14,340) n/a Cost of debt 2,936 - n/a 2,237 31% Loans amortization (Principal) (3,767) - n/a (2,658) 42% Dividends paid (d) - 0 n/a (699) n/a Loans amortization (Interest) (639) (557) 15% (522) 22% Leasing amortization (2) (2) 10% (2) % Derivative (453) (542) -16% (177) n/a Other (91) 22 n/a (0) n/a Cash flow from financial activities (c) (2,016) (1,079) 87% (1,821) 11% Impact of exchange variation and MtM of shares on cash and cash equivalents 33 (1,889) n/a 1,407 -98% Cash generation/(Burn) in the period (1,086) (2,283) -52% (14,774) -93% Free cash flow to equity (FCFE) (a+b+c-d) (1,118) (395) n/a (15,482) -93% Notes: (1) Effects of the reclassification of securities related to the interest in Vale in 4Q23

1Q24 ResultsACosan Consolidated S.A. Income statement for the period - BRL mln 1Q24 1Q23 Change 4Q23 Change Net revenue 9,842 9,618 2% 9,504 4% Cost of goods and services sold (6,928) (7,179) -3% (7,069) -2% Gross profit 2,914 2,440 19% 2,435 20% Selling, general & administrative expenses (945) (830) 14% (1,167) -19% Other net operating income (expenses) 1 362 -100% 2,215 -100% Financial results (1,779) (2,769) -36% (511) n/a Equity pick-up 58 1,183 -95% 488 -88% Expenses with income and social contribution taxes 16 (804) n/a 563 -97% Non-controlling interest (456) (485) -6% (1,661) -73% Net income (Loss) (192) (904) -79% 2,362 n/a Balance sheet - BRL mln 1Q24 4Q23 Cash and cash equivalents 16,398 14,658 Marketable securities 4,039 3,504 Other current assets 11,213 10,448 Current assets 31,650 28,610 Derivative financial instruments - LT 1,925 2,344 Investments 28,731 29,354 Investment properties 15,978 15,976 Property, plant and equipment 21,822 21,240 Intangible assets 22,810 22,650 Other non-current assets 20,062 19,691 Non-current assets 111,328 111,255 Total assets 142,978 139,865 Loans and borrowings - ST 6,313 4,882 Financial instruments and derivatives - ST 1,445 1,251 Trade accounts payable 3,665 3,920 Payroll 559 829 Other current liabilities 5,685 5,276 Current liabilities 17,667 16,159 Loans and borrowings - LT 54,201 52,022 Financial instruments and derivatives - LT 1,427 2,165 Other non-current liabilities 18,763 18,539 Non-current liabilities 74,391 72,725 Total liabilities 92,057 88,884 Shareholders' Equity 50,920 50,981 Total liabilities and shareholders' equity 142,978 139,865 Cash flow statement - BRL mln 1Q24 1Q23 Change 4Q23 Change EBITDA 2,934 3,940 -26% 4,858 -40% Noncash impacts on EBITDA 177 (1,294) n/a (2,452) n/a Changes in assets and liabilities (1,496) (1,158) 29% (802) 87% Operating financial result 420 421 -% 494 -15% Operating cash flow (a) 2,036 1,909 7% 2,097 -3% CAPEX (1,536) (1,508) 2% (1,836) -16% Dividends received 882 870 1% 953 -8% Other 1 (25) n/a (16,116) n/a Cash flow after investments (b) (653) (663) -1% (16,999) -96% Cost of debt 7,578 372 n/a 4,428 71% Loans amortization (Principal) (4,434) (453) n/a (4,510) -2% Dividends paid (d) (94) (103) -9% (955) -90% Loans amortization (Interest) (1,008) (951) 6% (1,106) -9% Leasing amortization (193) (190) 2% (201) -4% Derivative (892) (999) -11% (408) n/a Other (112) 22 n/a (137) -19% Cash flow from financial activities (c) 846 (2,302) n/a (2,889) n/a Impact of exchange variation and MtM of shares on cash and cash equivalents 47 (1,913) n/a 1,378 -97% Cash generation/(Burn) in the period 2,275 (2,968) n/a (16,413) n/a Free cash flow to equity (FCFE) (a+b+c-d) 2,322 (953) n/a (16,836) n/a Notes: (1) Effects of the reclassification of securities related to the interest in Vale.

1Q24 ResultsAAppendix IV – Reconciliation of EBITDA Adjustments To maintain a normalized comparison basis, a description follows of non-recurring effects by business line, as well as the adjustments indicated in the table, following the criteria below: 1Q24 Cosan Corporate Rumo Compass Moove Radar Raízen Deconsolidation JV Eliminations Cosan S.A. BRL mln Net income (Loss) (192) 112 247 126 50 (906) 906 (536) (192) Profit attributable to non-controlling shareholders (1) 256 71 54 76 (1) 1 (0) 456 Income and social contribution taxes (351) 116 121 80 18 307 (307) 0 (16) Financial Result 964 621 204 (1) (9) 1,715 (1,715) - 1,779 Depreciation and amortization 4 583 250 70 0 2,766 (2,766) - 907 EBITDA 424 1,689 893 329 136 3,880 (3,880) (536) 2,934 Variation on biological assets (IAS 40) - - - - - 193 (193) - - Assets under client agreements - - - - - (48) 48 - - Leases (IFRS 16) - - - - - (1,114) 1,114 - - Non-recurring effects - - - - - 763 (763) - - Adjusted EBITDA 424 1,689 893 329 136 3,674 (3,674) (536) 2,934 • Raízen: o Assets arising from contracts with clients (IFRS 15): Amortization of amounts advanced to clients (resellers) which are conditioned on deadlines and performance thresholds to be attained, especially the consumption of volumes established in the supply agreement. To the extent the contractual conditions are met, the bonus amounts are amortized and recognized as deductions from Net Operating Revenue. o Variation in Biological Assets (IAS 40): Elimination of the variation in the fair value of biological assets that is part of the cost of goods sold (COGS), as it does not reflect the Company's result, but the remeasurement of the result generated from the biological asset in up to two years at market value. o Leases (IFRS16): With the application of IFRS16 and the new form of booking lease agreements, amortizations of these agreements were included in “Depreciation and Amortization,” which is a component of EBITDA calculation, resulting in higher EBITDA. o Nonrecurring effects: (i) reversal of the result from sugar resale operations partially recognized in 4Q23, which had a complement of results to be recognized (phasing) from the effective delivery of physical products in 1Q24, due to price dynamics impacting derivatives and actual shipments of the product; (ii) effect of impairment of tax credits from the pellet plant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2024

COSAN S.A.

By:	/s/ Rodrigo Araujo Alves
	Name:	Rodrigo Araujo Alves
	Title:	Chief Financial Officer

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